SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

June 21, 2004

Microcell Telecommunications Inc.

 800 de La Gauchetiere Street West
Suite 4000
Montreal, Quebec
H5A 1K3

Registration No. 000-29502

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F... X ... Form 40-F.........

[Indicate by check mark whether the registrant, by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes......... No ... X ...

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 21, 2004
Microcell Telecommunications Inc.
By:
/s/ Jocelyn Cote -------------------------------------------------------------------------------------------------- Jocelyn Cote, Vice-President, Legal Affairs and Assistant Secretary

News Release

For immediate release

MICROCELL PROVIDES UPDATE ON STRATEGIC

AND FINANCIAL ALTERNATIVES

The company continues its process to maximize value

Montreal, June 21, 2004 -Microcell Telecommunications Inc. ("Microcell" or the "Company") (TSX: MT.A; MT.B; MT.WT.A; MT.WT.B) today reported on the progress of the strategic review process initiated following TELUS Corporation's ("TELUS") unsolicited offers (the "Offers") to purchase Microcell's publicly traded shares and warrants. On May 20, 2004, the Company announced that, after careful review and analysis of the Offers performed with the assistance of its legal and financial advisors, the Board recommended that its securityholders not tender into the Offers.

Microcell continues to seek maximization of value to securityholders by actively considering strategic and financial alternatives to the Offers. To that end, the Company and its advisors have been in discussions, and the Company has entered into confidentiality agreements with interested Canadian and foreign parties, certain of which have initiated their due diligence of the Company and have been given access to confidential financial, operating and other relevant information. This process is ongoing and may result in additional discussions or negotiations regarding a sale of the Company to TELUS or another party, an equity investment in the Company by a strategic or financial investor, the separation of certain assets of the Company, or some combination of these alternatives. There can be no assurance that the process initiated by the Company, or the Offers themselves, will lead to any transaction.

The Offers, which were commenced on May 17, 2004, offer to purchase Microcell's Class A Restricted Voting Shares for C$29.00 per share, Class B Non-Voting Shares for C$29.00, Warrants 2005 for C$9.67, and Warrants 2008 for C$8.89, subject to the terms and conditions set out therein. Microcell has furnished a Directors' Circular dated May 28, 2004 that provides important information regarding Microcell's response to the Offers. Securityholders should carefully review the Directors' Circular and other relevant materials, as from time to time amended or supplemented. Investors can obtain a free copy of materials filed by Microcell with the Canadian Securities Administrators on the site maintained on their behalf for that purpose at www.sedar.com.

Microcell has also filed certain materials with the Securities and Exchange Commission ("SEC"), including a solicitation/recommendation statement on Schedule 14D-9. SECURITYHOLDERS ARE URGED TO READ THE SOLICITATION/ RECOMMENDATION STATEMENT, AS IT MAY BE AMENDED FROM TIME TO TIME, BECAUSE IT CONTAINS IMPORTANT INFORMATION. Investors can obtain a free copy of materials filed by Microcell with the SEC on the SEC's Web site at www.sec.gov.

About the Company
 Microcell Telecommunications Inc. is a major provider, through its subsidiaries, of telecommunications services in Canada dedicated solely to wireless. Microcell offers a wide range of voice and high-speed data communications products and services to over 1.2 million customers. Microcell operates a GSM network across Canada and markets Personal Communications Services (PCS) and General Packet Radio Service (GPRS) under the Fido brand name. Microcell has been a public company since October 15, 1997, and is listed on the Toronto Stock Exchange.

Reminder to holders of Class A Restricted Voting Shares and Class B Non-Voting Shares
The Company reminds the holders of its Class A Restricted Voting Shares and Class B Non-Voting Shares that (i) each Class A Restricted Voting Share may, at the option of the holder, be exchanged at any time for one Class B Non-Voting Share and (ii) each Class B Non-Voting Share may, at the option of the holder by providing a declaration of Canadian residency to the Company's transfer agent, be exchanged at any time for one Class A Restricted Voting Share.

Fido is a registered trademark of Microcell Solutions Inc.

www.microcell.ca

For more information:

Investment Community:
Thane Fotopoulos
514 937-0102, ext. 8317
thane.fotopoulos@microcell.ca

Medias:
Claire Fiset
514 937-0102, ext. 7824
claire.fiset@microcell.ca